

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Brian Kistler
Chief Executive Officer
VOSB Acquisition Corp I
6461 N 100 E
Ossian, IN 46777

> **Re: VOSB Acquisition Corp I**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed July 25, 2022**
> **File No. 000-56436**

Dear Mr. Kistler:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeff Turner, Esq.